NON CONFIDENTIAL - **PUBLIC COPY**

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SEC FILE NUMBER
8-50378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nextrend Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

State of Texas Address Confidentiality
(No. and Street)

Austin	Texas	78711
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Cherlin	214-668-1133	mcherlin@nextrendsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 BonaventureWay #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





NON CONFIDENTIAL - PUBLIC COPY

OATH OR AFFIRMATION

I, Mark Cherlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NexTrend Securities, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STEPHANIE S. SELF
NOTARY PUBLIC - STATE OF TEXAS
ID # 12581875-7
COMM. EXP 01-27-2024

Signature:

Title: President and CCO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NexTrend Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2021

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
NexTrend Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NexTrend Securities, Inc as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of NexTrend Securities, Inc as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NexTrend Securities, Inc's management. Our responsibility is to express an opinion on NexTrend Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NexTrend Securities, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of NexTrend Securities, Inc's financial statements. The supplemental information is the responsibility of NexTrend Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as NexTrend Securities, Inc's auditor since 2022.

Sugar Land, Texas

March 18, 2022

NexTrend Securities, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	41,325
Accounts Receivable		400
Fixed Assets, Net		637
Other Assets		4,550
Prepaid Expenses		10,947
Total assets	$	57,859

Liabilities and Stockholder's Equity

Liabilities

Accrued liabilities	$	5,897
Other Long Term Liabilities		500
Total liabilities		6,397

Stockholder's equity

Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		
Additional paid-in capital		530,660
Accumulated deficit		(479,198)
Total stockholder's equity		51,462
Total liabilities and stockholder's equity	$	57,859

The accompanying notes are an integral part of these financial statements

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Business

NexTrend Securities, Inc. (the Company) was incorporated in the State of Texas in July, 1997 under the name Five Star Trading, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a subsidiary of NexTrend Technologies, Inc. (the Parent).

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets – Fixed Assets are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, ranging from 3 to 10 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Accounts Receivable – The Company states receivables at estimated net collectible value. The receivables are generally fully collected within 30 days. An allowance for accounts receivable is made against uncollectible amounts.

Revenue – The Company earns its revenues from fees and services associated with 1031 Delaware Statutory Trust real estate products which are Reg D private placement offerings. The revenues are recorded when the transaction is closed. The Firm also receives compensation and reimbursement from the sponsor related to due diligence. The company is reimbursed for expenses incurred in accordance with the terms and conditions of the agreements.

Outside Services – Outside Services are recorded when transactions are closed.

Income Taxes – The Company elected to be taxed as a subsidiary of a Controlled Group with its parent reporting for Federal income tax purposes. As a member of a Controlled Group, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent Corporation. As per the Consent Plan and Apportionment Schedule for a Controlled Group (IRS - Schedule O), all taxes are paid by the parent company, NexTrend Technologies, Inc.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns

The accompanying notes are an integral part of these financial statements

Note 2 - Significant Accounting Policies (continued)
Income Taxes

that might be uncertain. Management has considered its tax positions and believes that positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

The Company is treated as a member of a controlled group for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company.

Note 3 – Fixed Assets

Fixed assets are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computers	$ 6,548	3 years
Total cost of property and equipment	6,548	
Less: accumulated depreciation	(5,911)	
Property and equipment, net	$ 637	

Depreciation expense for the year ended December 31, 2021 was $2,183.

Note 4 – Accounts Receivable

Accounts receivable are stated net of uncollectible amounting to $400 at December 31, 2021. No reserve for uncollectible accounts was considered necessary at December 31, 2021.

Note 5 – Related Party

The Company uses office space provided by the parent company. Since there is limited activity, the parent company charges $10,000 per year for the use of office space.

The Company has no arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2021.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $34,927 which was $29,927 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18 to 1.

The accompanying notes are an integral part of these financial statements

Note 6 - Net Capital Requirements (continued)

Per Rule 4110, a broker/dealer can obtain permission to withdraw capital within 12 months of a capital contribution. In March of 2022, the company discussed with FINRA the December 17, 2021 $100,000 capital withdrawal and its impact on net capital. FINRA did not require the company to record a change to net capital.

Note 7 – Subsequent Events

Management has reviewed the results of operations for the period from December 31, 2021 through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure that have not been disclosed.

Note 8 – Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9 –PPP Loan Forgiveness

We have incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with fines, interests, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on April 15, 2020 and received the loan proceeds of $28,135 on April 15, 2020 of which an amount of $14,951 was returned on May 27, 2020. The remaining loan balance of $13,184 was retained by the Company. The Company also signed loan documents for a second draw of the Paycheck Protection Program on March 8, 2021 and received loan proceeds in the amount of $4,913 on March 8, 2021. The initial $13,184 PPP Loan was forgiven on March 17, 2021 and the second draw PPP Loan of $4,913 was forgiven on December 1, 2021. Both PPP Loans were recognized as income on the Income Statement in 2021.

The accompanying notes are an integral part of these financial statements

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2021

Note 10 – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 11 – Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

The accompanying notes are an integral part of these financial statements